Fidelity (logo) InvestmentsR	FPCMS 245 Summer Street Boston MA 02210 617-563-7000

December 1, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Charles Street Trust (the trust):

Fidelity Asset Manager 60%

File No. 811-03221

Ladies and Gentlemen:

On behalf of the trust, transmitted herewith pursuant to the Securities Act of 1933 and Rule 488 thereunder, is the trust’s Registration Statement on Form N-14. The purpose of this filing is to register shares of beneficial interest of Fidelity Asset Manager 60%, a series of the trust in connection with the proposed acquisition by Fidelity Asset Manager 60% of all of the assets of Fidelity Global Balanced Fund another series of the same trust and Fidelity Global Strategies Fund, a series of Fidelity Salem Street Trust (File Nos. 002-41839 and 811-02105) and the assumption by Fidelity Asset Manager 60% of the liabilities of Fidelity Global Balanced Fund and Fidelity Global Strategies Fund, solely in exchange for shares of Fidelity Asset Manager 60% (the “Reorganization”). The Reorganization is in connection with an Agreement and Plan of Reorganization (the “Agreement”).

In connection with the Reorganization, filed herewith are the Notice to Shareholders, Proxy Statement and Prospectus (the “Proxy Statement”), and Agreement to be sent to shareholders of Fidelity Global Balanced Fund and Fidelity Global Strategies Fund. The Prospectus of Fidelity Asset Manager 60% dated November 29, 2017 included in this filing is the Prospectus filed by the trust on November 28, 2017 as Post-Effective Amendment No. 129 to its registration on Form N-1A (File No. 002-73133).

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

The Special Meeting of Shareholders is scheduled to be held on March 8, 2018. It is expected that the Proxy Statement will be mailed to shareholders on or about January 12, 2018, more than 20 days before the meeting. Accordingly, pursuant to Instruction F of Form N-14, the Part B of the Form N-14 will not accompany the Proxy Statement sent to shareholders. As required by Instruction F, a statement indicating that documents are available upon oral or written request without charge is included in the Proxy Statement.

We would appreciate receiving Staff comments, if any, on this filing no later than December 21, 2017. Questions or comments regarding this filing should be directed to Jamie Plourde at (817) 474-7037.

Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group